UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 13, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **Award of Options to Executive Directors and the Company Secretary**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

13 March 2014

NEWS RELEASE

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company under the AngloGold Share Incentive Scheme to directors and the Company Secretary.

Date of notification   :   13 March 2014

Date of grant   :   24 February 2014

Key terms of the awards as approved by shareholders on 11 March 2013:

Bonus Share Plan (BSP): The executives' BSP cash bonus are matched at 150% with share options which provides for vesting of awards in two trenches, 50% after 12 months and the remaining 50% after 24 months.

Long-Term Incentive Plan (LTIP): The executives are awarded LTIP's at 200% of the annual basic salary and they vest after three years from the date of grant, to the extent that the performance conditions, under which the awards were granted, are met.

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Strike price	NIL cost to participant in accordance with the rules of the above plans
Market value per award at date of grant	R198.05
Class of security	Options to acquire ordinary shares
Type of interest	Direct beneficial

NAME	BSP	LTIP	Total Awards	Total Value of Awards(ZAR)
S Venkatakrishnan (*Executive Director*)	42,552	121,181	163,733	R32,427,320.65
RN Duffy (*Executive Director*)	20,142	71,020	91,162	R18,054,634.10
ME Sanz Perez (*Company Secretary*	15,546	57,561	73,107	R14,478,841.35
	78,240	**249,762**	**328,002**	**R64,960,796.10**

ENDS

Sponsor: UBS South Africa (Pty) Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: 13 March, 2014

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary